[FIRM NAME IN CHINESE CHARACTERS]
                          SIDLEY AUSTIN BROWN & WOOD

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WRITER'S DIRECT NUMBER                                  WRITER'S E-MAIL ADDRESS
   852 2509-7865                                                htli@sidley.com


Our Ref:  30198-00004                           September 19, 2005

Via EDGAR & By Fax
------------------

Michael Coco, Esq.
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

                                Re:   China Development Bank
                                      Registration Statement on Schedule B
                                      File no. 333-127652
                                      Filed August 18, 2005
                                      ---------------------

Dear Mr. Coco:

         On behalf of China Development Bank ("CDB"), set forth below please find CDB's response to the Staff's comment in your letter dated September 16, 2005 on CDB's shelf registration statement on Schedule B (file no. 333-127652) filed with the SEC on August 18, 2005. For your convenience, we have included the Staff's comment in this response letter in italics.

General
-------

With respect to the final sentence of your response to comment two in our letter dated September 8, 2005, please clarify for us whether you are unaware of any contacts between the PBOC and any country identified by the U.S. State Department as a state sponsor of terrorism, or are aware of such contacts but do not believe that they are material to you or pose a material investment risk to your existing note holders and potential investors. If the latter, please describe for us the contacts of which you are aware, and provide us with the analysis underlying your conclusions as to the materiality of those contacts to you and your existing and potential note holders. Address in your response that fact that the PBOC is authorized and obligated to provide short-term loans to you should you experience any liquidity shortages.

In preparing your responses, please refer to comment four in our September 8 letter.


Partners:  Balbir Bindra o Constance Choy o Eric Ho o Gloria Lam
           o Huanting Timothy Li o Gordon Ng
Consultants:  Charles W. Allen o Ada Leung  o Arun Nigam
Registered Foreign Lawyers: William O. Fifield (Texas)* o Dohyong Kim
                            (New York)* o G. Matthew Sheridan (New York)*
                            o  Effie Vasilopoulos (Australia)*
                            Ben B. Hur (Korea)ss. o Jason T. Kuo (New York)ss.
                            o Ming-Yung Lam (PRC)ss.
*  Partners of Sidley Austin Brown & Wood LLP
ss.   Foreign Legal Consultants

SIDLEY AUSTIN BROWN & WOOD                                      HONG KONG



To:     Michael Coco, Esq.                             September 19, 2005
Page:   2



         CDB wishes to confirm to the Staff that CDB is not aware of any contacts between the PBOC and any country identified by the U.S. State Department as a state sponsor of terrorism.

                                 * * * * * * *

         If the Staff has no further comments on CDB's shelf registration statement on Schedule B (file no. 333-127652), on behalf and at the instruction of CDB and in accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request that such shelf registration statement be declared effective at 5:00 p.m. on September 19, 2005 (Washington D.C. time) or as soon thereafter as practicable.

         If you need any further information, please call my Hong Kong office at 011-852-2509-7865 or my mobile phone at 011-852-9177-8501. My email address is htli@sidley.com.

         As always, we appreciate your assistance.

                                                  Very truly yours,



                                                  Huanting Timothy Li

cc:      Mr. Liang Huijiang
         Deputy Managing Director of Treasury
         China Development Bank, Beijing

         Robert Thomas, Esq.
         Sullivan & Cromwell LLP, Beijing

         Calvin Lai, Esq.
         Sullivan & Cromwell LLP, Beijing